U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                        SEC File Number: 0-17072


  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR
                        For Period Ended: June 28, 2005

  [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K       [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not applicable

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                  Windswept Environmental Group, Inc.
Former Name if applicable:                        Not Applicable
Address of Principal Executive Office:    100 Sweeneydale Avenue, Bay Shore,
                                          New York 11706

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PART II - RULE 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[ ] (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated  without  unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company's financial statements were not completed in sufficient time for its former auditor to complete its review, which is currently underway, in order to provide its report to enable the Company to file its annual report on Form 10-K by September 26, 2005, the required filing date.

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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification:

                        Michael O'Reilly - (631) 434-1300

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the fiscal year ended June 28, 2005, the Company expects to report a net income attributable to common stockholders of approximately $4,441, subject to adjustment, compared to a net loss attributable to common stockholders of approximately $3,613,334 for the fiscal year ended June 29, 2004. The Company's net income, instead of net loss, was due primarily to its
(a) increased revenue resulting from increased levels of emergency response work associated with hurricanes in Florida, (b) reduced cost of revenues due to a greater proportion of emergency response work related to hurricanes in Florida and equipment intensive projects with higher gross margins and a corresponding reduction in labor costs, and (c) a decline in selling, general and administrative expenses due to reductions in staff and discretionary spending and bad debt recoveries.

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

         Windswept Environmental Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                      WINDSWEPT ENVIRONMENTAL GROUP, INC.



Date: September 26, 2005          By:        /s/ Michael O'Reilly
                                      ------------------------------------------
                                      Michael O'Reilly, President and
                                        Chief Executive Officer



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